EXHIBIT 99.2

NewsRelease
TransCanada to Transport U.S. Crude Oil to Market
Bakken Open Season a Success

CALGARY, Alberta – January 20, 2011 – TransCanada Corporation (TransCanada) (TSX, NYSE: TRP) today announced it has concluded a successful open season for the Bakken Marketlink Project which will deliver U.S. crude oil from Baker, Montana to Cushing, Oklahoma.  Bakken Marketlink will transport U.S. crude oil production to market using pipeline facilities that form part of the Keystone XL system.  The project has secured a total of 65,000 barrels per day (Bbl/d) of firm, term contracts.  The Bakken formation is one of the fastest growing crude oil plays in the United States.

“These agreements are a clear indication of producer support for the first direct link between the prolific Bakken crude oil producing region in the Williston Basin and key U.S. markets near Cushing, Oklahoma and the U.S. Gulf Coast, the largest refining market in North America,” said Russ Girling, TransCanada’s president and chief executive officer. “This project will provide U.S. producers with an alternative and competitive way of bringing their crude oil to market and supports American workers who produce the oil and American companies who will refine it.”

Keystone XL’s proximity to the key Bakken crude oil producing regions within the Williston Basin uniquely positions TransCanada to provide an effective market access alternative for U.S. Bakken crude oil production to reach Cushing, Oklahoma and the U.S. Gulf Coast.

Crude oil forecasts for the U.S. Bakken region continue to grow with production expected to increase by approximately 200,000 – 300,000 bpd by 2015. The Bakken Marketlink Project will help to relieve pipeline capacity constraints in the Williston Basin and will support forecasted growth in U.S. domestic crude oil production.

Keystone XL has extensive support south of the border and will reduce America’s dependence on crude oil from Venezuela and the Middle East by up to 40 per cent.  The expansion will also create 20,000 jobs for American workers and inject $20 billion into the U.S. economy.

The project is expected to be in service in the first quarter of 2013, subject to the receipt of necessary regulatory approvals.

With more than 50 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

TRANSCANADA FORWARD-LOOKING INFORMATION
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion.  All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	(403) 920-7911 (800) 361-6522